UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of May, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated May 30, 2002	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

Cameco Corporation
By:

Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ

web site address:
www.cameco.com

Cameco

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Announces Second Quarter Dividend

Saskatoon, Saskatchewan, Canada, May 30, 2002 . . . .

Cameco Corporation announced today that its board of directors declared a quarterly dividend of $0.125 (Cdn) per share, payable on July 15, 2002 to shareholders of record on June 28, 2002.

- End -

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318